Exhibit 99.73

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

STANDARD LITHIUM ANNOUNCES CLOSING OF

OVERSUBSCRIBED $34.5 MILLION PUBLIC OFFERING OF COMMON SHARES

Vancouver, BC – December 18, 2020 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L), is pleased to announce that it has closed its marketed public offering (the “Offering”), including the full exercise of the over-allotment option. A total of 15,697,500 common shares of the Company (the “Shares”) were issued at a price of $2.20 per Share for aggregate gross proceeds of $34,534,500.

HIGHLIGHTS

•	Offering lead by cornerstone investment from ESG-focused BNP Paribas Energy Transition fund.

•

Net proceeds from the Offering will be used to fund ongoing work programs to advance the LANXESS Project, including ongoing testing and optimization work underway at the SiFT lithium carbonate crystallization pilot plant and the LiSTR Direct Lithium Extraction demonstration plant, preliminary engineering work to advance commercial development of the Company’s proprietary lithium extraction process, negotiation and development of a joint venture with LANXESS Corporation, and for working capital and general corporate purposes.

The Offering was conducted on a “best efforts” agency basis by Roth Canada, ULC and Echelon Wealth Partners Inc., as co-lead agents and joint bookrunners, together with Roth Capital Partners, LLC as the exclusive placement in the United States.

Standard Lithium CEO Robert Mintak stated “On behalf of the board I am pleased to welcome top performing ESG focused BNP Paribas Energy Transition fund as a substantial shareholder of the Company and would like to thank our other respected institutional investors for their continued support. With the closing of this financing coupled, with the receipt of $5,502,009 since October 1, 2020 from the exercise of previously issued warrants, the Company is well positioned to aggressively advance our strategic development plans for 2021 and progress towards building the first new American commercial lithium project in over 50 years”.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial scale Direct Lithium Extraction

Demonstration Plant at LANXESS’ South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally-friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to information regarding the requisite regulatory approvals, anticipated development of the Company’s projects and assets, anticipated use of the net proceeds of the Offering, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions regarding the anticipated use of the net proceeds of the Offering. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Forward-looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.